Exhibit 12.1

UNITIL CORPORATION

      Computation in Support of Ratio of Earnings to Fixed Charges
      		Year Ended December 31,
                                         1996    1995    1994    1993    1992
		(000's Omitted Except Ratio)

Earnings:
Net Income, per Consolidated
   Statements of Earnings               $8,729  $8,369  $8,038  $7,600  $6,570
Federal Income Tax                       3,699   3,924   3,480   3,627   2,482
Deferred Federal Income Tax                321    (298)   (186)   (179)    565
State Income Tax                           688     690     610     610     706
Deferred State Income Tax                  137     (16)     72    (154)     74
Amortization of Tax Credit                (194)   (202)   (211)   (217)   (210)
Interest on Long-term Debt               5,142   5,193   4,825   5,692   5,803
Amortization of Debt
  Discount and Expense                      57      72      64     119     143
Rents (annual interest component)          595     572     561     592     610
Other Interest                           1,049     799     909     713   1,003
        Total                          $20,223 $19,103 $18,162 $18,403 $17,746

Fixed Charges:
Interest on Long-term Debt              $5,142  $5,193  $4,825  $5,692  $5,803
Amortization of Debt
  Discount and Expense                      57      72      64      119    143
Rents (annual interest component)          595     572     561      592    610
Other Interest                           1,049     799     909      713  1,003
        Total                           $6,843  $6,636  $6,359   $7,116 $7,559

Ratio of Earnings to Fixed Charges        2.96    2.88    2.86     2.59   2.35